~~File number 82 — 524~~

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2004 JUN 28 P 12:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

04030996

22 June 2004

SUPPL

Dear Sir

Friends Provident plc - File number ~~82 — 524~~

Since our previous submission to you on 28 May 2004, I enclose recent releases to the London Stock Exchange.

Issue of Equity	-	8 June 2004
Increase of Issued Share Capital	-	11 June 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

dlw 6/29

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Issue of Equity
Released	09:46 08-Jun-04
Number	PRNUK-0806

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 7 June 2004 the issued share capital of the Company increased to 1,723,819,290 ordinary shares of 10 pence each to satisfy the purchase of shares under the Friends Provident Share Incentive Plan (`SIP').

Application has been made for admission of the 36,034 new ordinary shares to trading on the London Stock Exchange.

Under the Partnership Share element of the SIP, executive directors are able to acquire shares in the Company, in common with all eligible employees. They can do so by contributing for one year from September 2003, up to £125 per month or in lump sum payments up to £1,500 a year. Shares are purchased within 30 days of the contribution being made. Messrs G K Aslet, A R G Gunn, K Satchell and B W Sweetland have each elected to make a maximum monthly contribution. The Company has received notification from G K Aslet, A R G Gunn, K Satchell and B W Sweetland that, of the shares acquired by the Trustees of the SIP, they have each acquired 90 shares for the May contribution.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of issued share capital
Released	11:33 11-Jun-04
Number	PRNUK-1106

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 11 June 2004 the issued share capital of the Company has been increased to 1,723,936,385 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Executive Share Option Scheme and the Friends Provident ShareSave Scheme.

Application has been made for admission of the 117,095 new ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END

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